07069476

Securities and Exchange Commission
Washington, D.C. 20549

Form 11-K

☑ **Annual Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2006

OR

☐ **Transition Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934**

Commission file number 1-6003

Federal Signal Corporation 401(k) Retirement Plan

(Full title of the plan and address of the plan if different from that of the issuer named below)

Federal Signal Corporation
1415 West 22nd Street, Suite 1100
Oak Brook, Illinois 60523

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

FEDERAL SIGNAL CORPORATION
401(k) RETIREMENT PLAN

INDEX TO FORM 11-K

FEDERAL SIGNAL CORPORATION 401(K) RETIREMENT PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Years Ended December 31, 2006 and 2005

Mayer Hoffman McCann P.C.
An Independent CPA Firm

One South Wacker Drive, Suite 1800
Chicago, Illinois 60606
312-602-6800 ph
312-602-6950 fx
www.mhm-pc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee

FEDERAL SIGNAL CORPORATION 401(K) RETIREMENT PLAN

We have audited the accompanying statements of net assets available for benefits of the Federal Signal Corporation 401(k) Retirement Plan (the "Plan") as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) and reportable transactions as of December 31, 2006, together referred to as "supplemental information," are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As further described in Note 2, the Plan adopted FSP AAG INV-1 and SOP 94-4-1 for the years ended December 31, 2006 and 2005.

Mayer Hoffman McCann P.C.

Chicago, Illinois
June 28, 2007

FEDERAL SIGNAL CORPORATION 401(K) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2006 and 2005

	2006	(Restated) 2005
ASSETS		
Investments, at fair value:		
Vanguard Wellington Fund	$ 24,586,551	$ 22,233,346
Vanguard Explorer Fund	14,043,999	14,349,015
Vanguard 500 Index Fund	43,586,520	40,425,271
Vanguard PRIMECAP Fund	47,546,375	45,368,190
Vanguard Retirement Savings Trust	56,961,986	56,278,167
Federal Signal Corporation common stock	29,416,425	26,717,320
Vanguard International Growth Fund	7,701,369	4,206,526
Vanguard Total Bond Market Index Fund	5,742,549	5,233,654
American Century Growth Fund	222,267	118,186
Vanguard Small-Cap Value Index Fund	3,011,406	1,961,011
Vanguard Windsor II Fund	2,902,673	2,134,827
	235,722,120	219,025,513
Participants' loans receivable	6,240,087	5,475,184
	241,962,207	224,500,697
Receivables:		
Employer contributions	4,713,136	4,679,949
Participants' contributions	419,626	405,613
	5,132,762	5,085,562
NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	247,094,969	229,586,259
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	548,125	742,175
NET ASSETS AVAILABLE FOR BENEFITS	$ 247,643,094	$ 230,328,434

See Notes to Financial Statements

FEDERAL SIGNAL CORPORATION 401(K) RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2006 and 2005

	2006	2005
ADDITIONS (REDUCTIONS)		
Additions (reductions) to net assets attributable to:		
Net appreciation in fair value of mutual funds	$ 10,383,673	$ 3,560,980
Net appreciation (depreciation) in fair value of common stock	1,862,855	(4,019,423)
Interest and dividends	11,054,766	8,144,204
	23,301,294	7,685,761
Contributions:		
Employer	5,510,678	5,692,813
Participants	12,931,360	12,143,355
	18,442,038	17,836,168
TOTAL ADDITIONS	41,743,332	25,521,929
DEDUCTIONS		
Deductions from net assets attributable to:		
Benefits paid to participants	(24,337,249)	(21,140,808)
Administrative expenses	(91,423)	(89,118)
TOTAL DEDUCTIONS	(24,428,672)	(21,229,926)
NET INCREASE	17,314,660	4,292,003
NET ASSETS AVAILABLE FOR BENEFITS – BEGINNING OF YEAR	230,328,434	226,036,431
NET ASSETS AVAILABLE FOR BENEFITS – END OF YEAR	$ 247,643,094	$ 230,328,434

See Notes to Financial Statements

FEDERAL SIGNAL CORPORATION 401(K) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

(1) Description of plan

The following description of the Federal Signal Corporation 401(k) Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan document or Summary Plan Description for a more complete description of the Plan's provisions, which are available from the plan administrator.

General - The Plan is a defined contribution plan covering a majority of the employees of Federal Signal Corporation (the "Company"). Employees are eligible on the first day of the calendar quarter after completing three months of service. Effective July 1, 2006, employees are eligible to join the Plan after three months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). On January 1, 2002, the Plan sponsor adopted the Vanguard Qualified Retirement Plan and Trust Defined Contribution Basic Plan Document 01 (the "Prototype Plan"). The Plan is sponsored by the Company.

Plan amendment - Effective January 1, 2006, the Plan was amended to clarify the benefits provided prior to 2007 to certain groups of Plan Participants described in exhibits to the Plan, to update the Plan for Internal Revenue Service ("IRS") regulations applicable in 2006, to incorporate a limitation on timing of benefits claim litigation by Participants under the Plan, to coordinate the enumeration of duties of the Benefits Planning Committee with the Charter for the Committee adopted by the Company effective December 12, 2005, and to reflect such other updates and clarifications as deemed necessary and advisable.

Contributions - Participants at most divisions can contribute up to 40% of pretax annual compensation, as defined in the Plan, and after-tax contributions of up to 6%. Participants may also transfer amounts representing distributions from other qualified defined benefit or contribution plans. Company contributions are based on a percentage of employee contributions or as a discretionary amount based on eligible employee compensation and/or hours/months worked. Additionally, participants age 50 or older, who are making contributions to the Plan, are allowed to make catch-up contributions as defined in the Plan.

The Plan provides for an employee stock ownership feature wherein all employer contributions are invested in Company stock. However, the participants are allowed to transfer their funds out of Company stock at any time. The Plan also provides for the participants to have the option of receiving Company stock dividends in cash instead of having the dividends automatically reinvested in the Plan.

Participant accounts - Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings and is charged with an allocation of investment management fees and administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used either to reduce future Company contributions or to pay plan expenses depending on the division. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(1) Description of plan (continued)

Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary pension contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after three years of credited service, except for the participants from the Emergency One and Victor Products divisions, who are immediately vested in the Company's discretionary pension contribution. Participants are immediately vested in the dividends from Company stock that were paid to the Plan and reinvested in Company stock at the participant's election.

Investment options - Upon enrollment in the Plan, a participant may direct employee contributions in 5% increments in a variety of investment choices at Vanguard Fiduciary Trust Company ("Vanguard") including the Company's common stock. Participants may change their investment by contacting Vanguard. All Company contributions are invested in Company stock. The participants have the option of transferring balances from Company stock to other investment choices without restriction.

Participant loans - Participants may borrow from their own contributions a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance (excluding employer contributions). Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. Loans are required to be repaid within five years, with the exception that a loan which is used to acquire a principal residence may be repaid within ten years. The loans are secured by the balance in the participant's account and bear interest at a rate of prime plus one percent. Principal and interest are paid ratably through payroll deductions.

Payment of benefits - Participants are eligible to receive the vested portion of their plan account upon retirement, termination of employment, or total and permanent disability. Payment will generally be made in a lump sum.

Forfeited accounts - As of December 31, 2006 and 2005, forfeited nonvested accounts totaled $57,184 and $16,809, respectively. These accounts are used to reduce future employer contributions and/or to pay plan expenses. During the years ended December 31, 2006 and 2005, employer contributions were reduced by $39,554 and $35,507, respectively, from forfeited nonvested accounts.

(2) Summary of significant accounting policies

Basis of accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

(2) Summary of significant accounting policies (continued)

New accounting pronouncements - In 2006, the Financial Accounting Standards Board issued FASB Staff Position ("FSP") Nos. AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.*

This new pronouncement states investment contracts held by defined contribution plans are required to be reported at fair value, except fully benefit-responsive investment contracts are reflected at contract value, since they represent the amount at which participants can execute transactions in the Plan. In order to reflect fully benefit-responsive contracts at contract value, an adjustment from net assets at fair value to contract value is reflected in the statements of net assets available for benefits. The 2005 financial statements have been restated to reflect the proper treatment of the decrease in the common/collective trust investment and increase in the adjustments from fair value to contract value for fully benefit-responsive investment contracts.

Investment valuation and income recognition - The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Values for the Company's common stock are based on the December 31, 2006 and 2005, closing prices. Participants' loans receivable are stated at cost, which approximates fair value.

Concentration of credit risk - The Plan provides for various investment fund options. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Accounting method - Security transactions are accounted for on the date securities are purchased or sold (trade date). Dividend income is recorded on the ex-dividend date. Interest income is recognized when earned. Net realized and unrealized appreciation is recorded in the accompanying financial statements as net realized and unrealized gains (losses) in fair value of investments. Contributions are recognized based on payroll dates and accrued if applicable.

Payment of benefits - Benefits are recorded when paid.

Fees - Investment advisory fees for portfolio management of Vanguard funds are paid directly from fund earnings. Purchase fees, if applicable, are paid by the participants investing in those funds which are subject to such fees.

(3) Related party transactions

Substantially all assets of the Plan are held in trust by Vanguard, trustee for the Plan. Administrative and trustee fees in the amounts of $35,000 and $47,750 were paid during the years ended December 31, 2006 and 2005, respectively, by the Company.

The Plan has no reportable transactions with nonexempt parties-in-interest as defined by the Department of Labor for the years ended December 31, 2006 and 2005.

(4) Tax status

The IRS issued a favorable opinion letter dated August 22, 2001, for the Prototype Plan, which was adopted by the Plan sponsor on January 1, 2002. The IRS letter states that the Prototype Plan is acceptable under the applicable sections of the Internal Revenue Code ("IRC"). The IRS issued favorable determination letters dated July 31, 1996, and April 1, 2003, which state that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the IRC.

(5) Sale of subsidiaries and subsidiary closing

In December 2004, the Company sold Technical Tooling, Inc. ("TTI"), a wholly owned subsidiary of the Company. In connection with the sale, plan benefits were transitioned as follows: (a) participants who were employed by TTI as of the December 3, 2004, sale date were fully vested in the Company contributions and (b) the 2004 Company match and discretionary bonus were made on a prorated basis through the sale date. Distributions to participants began in 2005.

In December 2004, the Company closed the facility of E-One New York, Inc., a wholly owned subsidiary of the Company. In connection with the closing, all participants who were employed as of September 18, 2004, and who worked to their scheduled termination date were fully vested in the Company contributions and received the 2004 Company match. The 2004 pension contribution was only made for those participants who were employed as of December 31, 2004. Distributions to participants began in 2005.

In December 2004, the Company sold Justrite Manufacturing Company LLC ("Justrite"), a wholly owned subsidiary of the Company. In connection with the sale, plan benefits were transitioned as follows: (a) participants who were employed by Justrite as of the December 14, 2004, sale date were fully vested in the Company contributions, (b) the 2004 Company contribution was made on a prorated basis through the sale date and (c) in addition to the regular plan distribution options, participants were given the option to roll over their participant loans to the plan provided by the successor employer. Distributions to participants began in 2005.

(5) **Sale of subsidiaries and subsidiary closing (continued)**

In December 2004, the Company sold Allied Tool Products, Inc. ("ATP"), a wholly owned subsidiary of the Company. In connection with the sale, plan benefits were transitioned as follows: (a) participants who were employed by ATP as of the December 28, 2004, sale date were fully vested in the Company match and (b) the 2004 Company match was made on a prorated basis through the sale date. Distributions to participants began in 2005.

(6) **Plan termination**

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

(7) **Reconciliation of financial statements to Schedule H of Form 5500**

The following is a reconciliation of net assets available for benefits per the financial statements for the years ended December 31, 2006 and 2005, to Form 5500:

	December 31, 2006	December 31, 2005
Net assets available for benefits per the financial statements	$ 247,643,094	$ 230,328,434
Less adjustment for fully benefit-responsive investment contract	548,125	-
Net assets available for benefits per Schedule H of the Form 5500	$ 247,094,969	$ 230,328,434

The following is a reconciliation of interest/dividends per the financial statements for the years ended December 31, 2006 and 2005, to Form 5500:

	December 31, 2006	December 31, 2005
Interest and dividends per the financial statements	$ 11,054,766	$ 8,144,204
Less adjustment for fully benefit-responsive investment contract	548,125	-
Total interest and dividends per Schedule H of the Form 5500	$ 10,506,641	$ 8,144,204

(8) Nonexempt transactions

Defined contribution plans are required to remit employee contributions to the Plan as soon as they can be reasonably segregated from the employer's general assets, but no later than the 15th business day of the month following the month in which the participant contributions are withheld by the employer. While the Company remitted all employee contributions to the Plan, contributions of $4,159,283 were not remitted within the required time period for the year ended December 31, 2006. The Company has remitted these delinquent employee contributions, including any lost earnings as a result.

(9) Subsequent events

Effective January 1, 2007, the name of the Plan was changed to the Federal Signal Corporation Retirement Savings Plan.

Effective March 1, 2007, the employees of Codespear, which was acquired on January 15, 2007, began participating in the Plan. The plan maintained by Codespear was merged into the Federal Signal Retirement Savings Plan during 2007.

In January 2007, the Company sold Manchester Tool Company ("MTC"), a wholly owned subsidiary of the Company. In connection with the sale, plan benefits were transitioned as follows: (a) participants who were employed by MTC as of the January 31, 2007, sale date were fully vested in the Company contributions, (b) the Company contributions were made through January 31, 2007, and (c) in addition to the regular plan distribution options, participants were given the option to roll over their participant loans to the plan provided by the successor employer. Distributions to participants began in 2007.

In January 2007, the Company sold On Time Machining ("OTM"), a wholly owned subsidiary of the Company. In connection with the sale, plan benefits were transitioned as follows: (a) participants who were employed by OTM as of the January 31, 2007, sale date were fully vested in the Company contributions, (b) the Company contributions were made through January 31, 2007, and (c) in addition to the regular plan distribution options, participants were given the option to roll over their participant loans to the plan provided by the successor employer. Distributions to participants began in 2007.

SUPPLEMENTAL SCHEDULES

FEDERAL SIGNAL CORPORATION 401(K) RETIREMENT PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2006

EIN: 36-1063330
Plan Number: 003

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investments including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
*	Vanguard Wellington Fund	Registered investment company	$ 21,953,244	$ 24,586,551
*	Vanguard Explorer Fund	Registered investment company	12,496,389	14,043,999
*	Vanguard 500 Index Fund	Registered investment company	31,566,181	43,586,520
*	Vanguard PRIMECAP Fund	Registered investment company	35,967,817	47,546,375
*	Vanguard Retirement Savings Trust	Common/Collective trust	56,961,986	56,961,986
*	Federal Signal Corporation	Common stock	32,307,810	29,416,425
*	Vanguard International Growth Fund	Registered investment company	6,735,502	7,701,369
*	Vanguard Total Bond Market Index Fund	Registered investment company	5,819,335	5,742,549
*	American Century Growth Fund	Registered investment company	206,836	222,267
*	Vanguard Small-Cap Value Index Fund	Registered investment company	2,640,278	3,011,406
*	Vanguard Windsor II Fund	Registered investment company	2,685,774	2,902,673
*	Participants' loans receivable	Interest at rates from 5.0% to 10.5%	-	6,240,087
			$209,341,152	$241,962,207

* Party-in-interest as defined by ERISA

FEDERAL SIGNAL CORPORATION 401(K) RETIREMENT PLAN

SCHEDULE H, LINE 4j – SCHEDULE OF REPORTABLE TRANSACTIONS

December 31, 2006

EIN: 36-1063330
Plan Number: 003

Participant contribution and loan payments transferred late to the plan	Total that constituted non-exempt prohibited transactions	
	Contributions not corrected	Contributions corrected
$ 4,159,283	$ -	$ 4,159,283

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

June 29, 2007

FEDERAL SIGNAL CORPORATION
401(k) RETIREMENT PLAN

By: /s/ Kimberly Dickens
Kimberly Dickens
Vice President of Human Resources
Benefits Administration Committee

By: /s/ Jennifer L. Sherman
Jennifer L. Sherman
Corporate Counsel
Benefits Administration Committee

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Auditors

Mayer Hoffman McCann P.C.
An Independent CPA Firm

One South Wacker Drive, Suite 1800
Chicago, Illinois 60606
312-602-6800 ph
312-602-6950 fx
www.mhm-pc.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

FEDERAL SIGNAL CORPORATION

We consent to the incorporation, by reference, in the Registration Statement (Form S-8 filed December 28, 1990, and its amendments) to our reports on the latest annual reports with respect to the financial statements and schedules of the Federal Signal Corporation 401(k) Retirement Plan included in the Annual Report (Form 11-K) for the years ended December 31, 2006 and 2005.

Mayer Hoffman McCann P.C.

Chicago, Illinois
June 28, 2007

END